Filed by CH2M Hill Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M Hill Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M Hill Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

A winning combination. We emerge together as a premier global industry leader.

Additional Information and Where to Find It In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com. Participants in Solicitation Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with th e proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management's current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of a ny legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’s Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’s and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law. 2

We are counting on everyone to embrace the greatest opportunity in our history an integrated to create firm that leader. is an industry 3

Build on the similarities and embrace the differences “Strength lies in differences, not in similarities.” – Stephen Covey While we have a lot in common, we aren’t exactly the same and that is okay. Our differences are complementary. There is significant common ground, which will make integration successful. 4

Common beginnings



Cornell



Howland



Hayes



Merryfield

1946

1946: Founded by three student engineers from Corvallis, OR & their favorite professor

1950s: Adopted shorthand name preferred by clients, "CH2M"

1966: Key Employees (KE) stock ownership program established

1998: Reached $1 billion annual revenue

2000: Expanded employee-ownership model

2003: Listed on *Fortune* "Most Admired" and "100 Best Companies to Work For"

2010: First year Named a World's Most Ethical Company, which continues for 7 more years

2014: Jacqueline Hinman named CEO of CH2M

2015: 1st engineering firm ever to receive the Stockholm Water Industry Award and the World Environment Center Gold Medal for leadership in sustainability.

2016: 1st firm to win Global Project of the Year (ENR) and Institution of Civil Engineers' (ICE) Best Project in the UK for the Thames Tideway Lee Tunnel Programme



Dr. Joseph J. Jacobs

1947

1947: Founded by Dr. Joseph J. Jacobs

1970: Jacobs initiated its IPO

1983: U.S. President Ronald Reagan presented Dr. Jacobs with the Hoover Medal for outstanding extra-career services to humanity

1989: Jacobs is listed on the NYSE

1991: Reached $1 billion annual revenue

1997: Reached 15,000 employees

1999: Named the "Most Admired E&C Company" by Fortune Magazine

2010: Forbes names Jacobs as one of America's "100 Most Trustworthy Companies"

2015: Steve Demetriou named as Jacobs CEO

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About Jacobs • Founded in 1947, Jacobs is one of the world’s largest and most diverse providers of full-spectrum technical, professional and construction services for industrial, commercial and government organizations globally. The company employs over 54,000 people and operates in more than 25 countries around the world and 2016 revenue was $11.0B. Listed on the New York Stock Exchange: JEC • • 6

Jacobs key awards and rankings • • • • Jacobs was named the Global Firm of the Year by New Civil Engineer. Jacobs ranked #235 in the annual Fortune 500 issue. Jacobs was named to the Forbes Best Large Employers List. Jacobs ranked #3 in Fortune Magazine's Most Admired Companies in the World list. Over the past 5 years – Jacobs has held a top five spot on the coveted list since 1999. • Jacobs ranked #2 of the Top 500 Design Firms from Engineering News Record. Jacobs was included among the top five finalists for its “Pricing for Prosperity” entry into the 2017 Wolfson Economics Prize. • 7

Key leadership joined Jacobs through acquisition Jeff Goldfarb SVP, Mergers & Acquisitions Sverdrup 1998 Marietta Hannigan SVP, Global Strategy & Sales – Buildings & Infrastructure Ward Johnson SVP, Advanced Engineering, Research & Operations – Aerospace & Technology Stork 2000 Babtie 2004 Mark Bello SVP, Downstream – Petroleum & Chemicals Bob Duff – SVP, UK/Europe/Middle East & India – Buildings & Infrastructure Catriona Schmolke SVP, Safety & Sustainability Aker 2011 SKM 2013 Gary Mandel President, Petroleum & Chemicals Andrew Berryman SVP, Mining & Minerals and Specialty Chemicals – Petroleum & Chemicals Patrick Hill SVP & General Manager, Asia Pacific – Buildings & Infrastructure 8

People are at the heart of our business Similar: Common legacy of technical excellence, comprehensive integrated capabilities, premier solutions focused and fanatically dedicated to safety, ethics, sustainability, the well-being of employees and serving clients with the highest distinction. Complementary fit in respective strengths each of us brings, with minimal overlap. Combination creates a top leader in each of our chosen core industries, across the entire range of services. • • • • • Client relationship model Strategic focus Growth strategy Vision/purpose Values We both have a strong backlog and we are both hiring! 9

Strategic rationale Winning combination Creating the premier industry player. This is a major transformation that will set the new benchmark for client service in our chosen industries and geographies—not just to be bigger, but to be better—for both firms’ employees, clients and other stakeholders. The combined company will lead the industry’s top rankings and thought leadership, while delivering some of the world’s most important projects through end-to-end services from consulting through engineering, construction, operations and maintenance. 10

How our operating models match up, consideration of future integration Sales and account management aligned within client-centric operating units Global practices and delivery Focus on repeat business and expanded Integrated sales and operations within industry-focused lines of business Global delivery leveraging best practices Core client program focused on sustaining services with longstanding key clients rebids and high-value relationships 11

Similar yet different which together becomes a differentiated force Lay the foundation for human progress by turning challenge into opportunity. Providing solutions for a more connected, sustainable world. Vision/Purpose Target Zero. Very strong safety, ethics and integrity embedded in the culture. Diversity Commitment. Sustainability. Beyond Zero. Very strong safety, ethics and integrity embedded in the culture. Diversity Commitment. Sustainability. Culture Foundation We are respectful. We are collaborative. We are entrepreneurial. We are compassionate. We are positive. Profitable growth is an imperative, People are the heart of our business, Clients are our valued partners, Performance excellence is our commitment. Values Deliver valued solutions globally-locally to our approved clients through choices that align to our core service capabilities. To be the world’s premier design, engineering, construction and technical services firm delivering end-to-end, innovative solutions that provide superior value to our clients. Mission/Strategy 12

Our foundations are built on safety, ethics and sustainability 13

A common path of transformation – together we rally forward We use different words, but the bottom line is that both companies have been on an aggressive path to be more client-centric, efficient, and growing profitably – changing the way they do business so that the companies succeed and thrive over the long-term. Transformation Transformation • • • • • Update Strategy. Client-centric Growth. Segment Optimization. Price Competitiveness. Execute balanced strategy focused on organic growth, M&A and active portfolio management in the most attractive industries and geographies. • • • • • Operating Model. Shared Service Centers. Global Delivery Centers. Office Footprint. Fundamentally change the way we operate to improve project delivery, sales effectiveness and business excellence. Identified three centers of excellence. Evaluated and reduced office footprint. Optimized corporate overhead. Invest in systems and tools. • • • • • • Organize around clients. Clarify Roles, Responsibilities and Accountability. Infuse speed, simplicity, compliance, leadership, accountability and performance into our culture. • • • Reorganized around global lines of business Clarified leadership, accountability and responsibility. Build culture of accountability, inspirational leadership and innovation that will lead to outperformance over the long-term. • 14 Build a High Performance Culture Operating Model Change Transform the Core Optimize our Business Platform Grow Profitably Optimize our Portfolio

A winning combination. Together, we create a premier global consulting, design, engineering, construction, and operations and maintenance firm with a common purpose of providing innovative solutions for a more A compelling combination. connected, sustainable world. 15

Together there is more for you. Personal and professional growth with opportunity to expand your career. Investments in tools and training are a priority. Strong financial balance sheet to reinvest in the business. 16

Combined business is $15.11 Billion Buildings & Infrastructure Aerospace & Technology Petroleum & Chemicals $0.3B Industrial $2.5B $1.1B $0.4B $2.3B $2.6B $2.9B $3.0B $4.8B $3.7B $3.3B $3.3B Together 17 (1) Jacobs Revenue and Combined Revenue for TTM ended FY17 Q2

More than 74,000 Employees Americas UK, Mainland Europe, Middle East, Africa, India ~5K Asia Pacific ~14K ~1K ~29K ~17K ~8K Over 43K Over 22K Over 9K Together 18

Complementary fit in respective strengths each of us brings, with minimal overlap

Environmental & Nuclear: CH2M's leadership in nuclear remediation and our full service environmental capabilities, combined with Jacobs' complementary presence in nuclear facilities, create a leader in nuclear and environmental solutions.

Water: CH2M's leading position, combined with Jacobs' global client base and footprint will help us provide a superior position to profitably grow.

Oil, Gas and Chemicals: Jacobs' leading global position, significant resources and long-term client relationships will help us to deliver even more to our valued clients.

Buildings: An area where Jacobs is particularly strong, which will enable Football to bring that offering to all of our clients, particularly government clients.

Transportation: A high growth industry, and one in which resources are constrained due to the increasing magnitude of infrastructure needs globally. Combined, we can tackle mega-programs spanning aviation, highways, rail, transit and ports – anywhere in the world.

Life Sciences and Semiconductor: CH2M and Jacobs are respectively considered global leaders, and together we should have the ability to deliver complementary solutions that will provide significant growth opportunities for our people and the combined company.

National Governments: Jacobs' deep relationships and significant technology, and management and operations strengths are different than CH2M's. Combined, we are able to bring more capability to even more government clients.

Program Management and Construction Management: Skills are in demand globally as the scale of projects and programs continue to grow. Both companies have complementary strengths in this area, and combined we believe we will create even better opportunities for our people to work on some of the world's most exciting programs while leveraging CH2M's iconic projects, tools and processes.

On a global platform through our technical practices and the combined genius in this new organization, we will now be able to develop new innovative solutions for clients, provide significant opportunity for employees and sustainable profitable growth.

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= + Global leader in design services 10 $10.0 9 8 $7.4 7 6 5 $4.8 4 3 $3.0 $2.7 Top 10 2006: $20B Top 10 2016: $46B 2 1 Excludes Power Cons Corp of China ($7.3), China Comm Cond Group ($4.2), and China Energy Engineering Corp ($6.2) $B 0 JBacBo+bFsB+ CH2M AECOM WSP SNC + Atkins Arcadis Flour Stantec Worley Parsons Wood + Amec FW Source: ENR Top 500 Design Firms, July 2017) 20 2006 2016 $2.6 $0.5 $2.1 $1.2 $3.3 $1.1 $3.7 $0.4 $0.7 $5.0 $3.1 $2.6 $6.4

Combined we have leading positions: • • • • • • • • • • • • • Nuclear Waste Industrial Process Manufacturing Chemical Plants Semiconductor Data Centers Bridge Marine and Ports Pipelines Sewer and Waste Hazardous Waste Transmission lines and Aqueducts Water Treatment Plants Combined we gain or improve our position: • • • • • • • • • Transportation Highways Mass Transit Rail Airports Petroleum Water Supply Water Treatment Site Assessment Compliance Together we are a leader in ENR rankings! 21 ENR Rankings - Overall and International

Together we emerge stronger: Integration • Joint Integration Management Office (IMO) – – – Dedicated key integration leaders and teams Experienced hands-on leadership across all business lines External advisors with proven transformational integration expertise Lisa Glatch Executive VP CH2M Gary Mandel Executive VP Jacobs • • • Early capture of ‘hearts and minds’ Ensure adoption of best practices Accountability and transparency Integration Executives – – – Rigorous integration process and cadence Executive Steering Team reviews High engagement with Jacobs Board of Directors Winning combination 22

Summary • • A winning combination for all of us. Together we create a new differentiated force to add client value and change the world. Our differences are what makes this opportunity unique, powerful • and inspiring, our similarities integration a success. are the foundation that will make 23 A compelling combination. We emerge together as a premier global industry leader.